Exhibit 5
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 28 February 2007 it acquired 1,200,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 745.163892p per share.